Exhibit 99.1

Annual General Meeting held on May 12, 2026 – Poll Results

Hong Kong, Shanghai, & Florham Park, NJ: Tuesday, May 12, 2026: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM: HCM; HKEX:13) today announces that all ordinary resolutions and special resolution put to its Annual General Meeting (“AGM”) held on May 12, 2026 were duly passed. The poll results of the resolutions were as follows:

Ordinary Resolutions		Number of Votes (%)*			Passed by Shareholders
		For	Against	Withheld#
1.	To consider and adopt the audited Financial Statements, and the Directors’ Report and the Independent Auditors’ Report for the year ended December 31, 2025.	440,149,560 (99.9998%)	1,020 (0.0002%)	36,866	Yes
2(A).	To re-elect Dr Dan ELDAR as a Director.	409,558,086 (93.0477%)	30,601,245 (6.9523%)	26,615	Yes
2(B).	To re-elect Dr Weiguo SU as a Director.	413,398,701 (93.9185%)	26,768,655 (6.0815%)	18,590	Yes
2(C).	To re-elect Mr CHENG Chig Fung, Johnny as a Director.	410,525,379 (93.2657%)	29,642,001 (6.7343%)	18,566	Yes
2(D).	To re-elect Ms Edith SHIH as a Director.	426,101,060 (96.8043%)	14,066,301 (3.1957%)	18,585	Yes
2(E).	To re-elect Ms Ling YANG as a Director.	428,114,519 (97.2618%)	12,052,842 (2.7382%)	18,585	Yes
2(F).	To re-elect Dr Renu BHATIA as a Director.	436,786,545 (99.2319%)	3,380,786 (0.7681%)	18,615	Yes
2(G).	To re-elect Dr Chaohong HU as a Director.	440,122,580 (99.9898%)	44,806 (0.0102%)	18,560	Yes
2(H).	To re-elect Professor TAN Shao Weng, Daniel as a Director.	440,141,241 (99.9941%)	26,130 (0.0059%)	18,575	Yes
2(I).	To re-elect Mr WONG Tak Wai as a Director.	440,128,120 (99.9911%)	39,265 (0.0089%)	18,561	Yes
3.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as Independent Auditors for Hong Kong financial reporting and US financial reporting purposes, respectively, and to authorize the Directors to fix the Auditors’ remuneration.	394,937,813 (89.7296%)	45,204,596 (10.2704%)	43,537	Yes
Special Resolution
4.	To grant a general mandate to the Directors to issue additional shares of the Company.^	440,097,496 (99.9851%)	65,548 (0.0149%)	22,902	Yes
Ordinary Resolutions
5.	To grant a general mandate to the Directors to repurchase shares of the Company.^	440,120,461 (99.9933%)	29,603 (0.0067%)	35,382	Yes
6.	To approve the adoption of 2026 Share Option Scheme of the Company.^	396,856,980 (90.1613%)	43,306,320 (9.8387%)	22,146	Yes

* Percentages rounded to 4 decimal places.

# A vote withheld is not a vote in law and is not counted in the calculation of the proportion of the votes for or against a resolution.

^ The full text of Resolutions 4, 5 and 6 are set out in the notice of AGM dated April 10, 2026.

Notes:

(1)	Except for Ms Ling YANG and Professor MOK Shu Kam, Tony who had prior overseas work commitments and were unable to attend the AGM, all Directors of the Company, namely Dr Dan ELDAR, Dr Weiguo SU, Mr CHENG Chig Fung, Johnny, Ms Edith SHIH, Dr Renu BHATIA, Dr Chaohong HU, Professor TAN Shao Weng, Daniel and Mr WONG Tak Wai, attended the AGM, either in person or by means of electronic facilities.

(2)	Number of shares entitling the holders to attend and vote on the resolution at the AGM: 872,335,120 shares, being the total number of issued shares of the Company. The Company did not hold any treasury shares (including any treasury shares held or deposited with Central Clearing and Settlement System) as at the AGM date.

(3)	Number of shares entitling the holders to attend and abstain from voting in favor as set out in Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) at the AGM: Nil.

(4)	Number of shares for holders required under the Listing Rules to abstain from voting at the AGM: Nil.

(5)	The scrutineer for the poll at the AGM was Computershare Investor Services (Jersey) Limited, the Principal Share Registrar of the Company.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. Іt is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, and the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Tim Stamper	+44 7771 913 902 (Mobile) / +44 7779 436 698 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Deutsche Numis	Joint Broker
Freddie Barnfield / Jeffrey Wong / Duncan Monteith	+44 20 7260 1000